Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Shareholders in Connection with Acceptance of Offers of Tender

O’Connor Fund of Funds: Multi-Strategy

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

O’Connor Fund of Funds:  Multi-Strategy (the “Fund”) has received and accepted your tender request.

Because you tendered shares of the Fund (“Shares”), a promissory note is being held on your behalf by BNY Mellon Investment Servicing (US) Inc. as payment of your tender proceeds.  Unless the tender offer has been oversubscribed, the promissory note, in the amount of 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within 60 days after March 31, 2012.

In the event that it is later determined, subsequent to the tender offer’s valuation date of March 31, 2012, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional share of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain a shareholder in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into your UBS Financial Services brokerage account if you have a UBS Financial Services account.  If you do not have a UBS Financial Services account, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund’s records.

Should you have any questions, please feel free to contact the Fund’s Administrator, BNY Mellon Investment Servicing (US) Inc., at (877) 431-1973.

Sincerely,

O’Connor Fund of Funds:  Multi-Strategy

O’Connor Fund of Funds: Multi-Strategy

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from the repurchase of the requested Shares of O’Connor Fund of Funds:  Multi-Strategy (the “Fund”).

Because you tendered shares of the Fund, you have previously been paid a promissory note entitling you to receive 100% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of March 31, 2012, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into your UBS Financial Services brokerage account at this time if you have a UBS Financial Services account.  If you do not have a UBS Financial Services account, the cash payment is enclosed in the form of a check.  [Any balance remaining on the promissory note will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact the Fund’s Administrator, BNY Mellon Investment Servicing (US) Inc., at (877) 431-1973.

Sincerely,

O’Connor Fund of Funds:  Multi-Strategy

Enclosure